

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 27, 2015

Clifford R. Cone, Esq.
Clifford Chance US LLP
31 W 52nd Street
New York, NY 10019

Re: NorthStar Real Estate Credit Fund
       Registration Statement on Form N-2
       File Nos.: 333-207678; 811-23109

Dear Mr. Cone:

        NorthStar Real Estate Credit Fund (the "Fund") filed a draft shelf registration statement on October 30, 2015 (the "Registration Statement"), for the purpose of registering common shares of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. The Fund's name includes the term "credit." The Registration Statement states that the Fund intends to invest "at least 80% of the Master Fund's assets (plus the amount of leverage for investment purposes) in a diversified portfolio of real estate and real estate-related investments." However, Rule 35d-1 under the Investment Company Act of 1940 (the "Investment Company Act") requires a "credit" fund to invest at least 80% of its assets (plus borrowings for investment purposes) in debt securities. Please revise the disclosure or change the name of the Fund to comply with the requirement. Further, please revise the disclosure to make clear that the Master Fund, and not the Fund, intends to invest the Master Fund's assets in accordance with the requirements of Rule 35d-1.

3. In various sections of the Registration Statement, the disclosure states that the Fund and the Master Fund have the same investment objectives, which, as stated with respect to the

Fund, are "to generate attractive and consistent income through cash distributions and preserve and protect shareholders' capital, with a secondary objective of capital appreciation." Yet, it is also stated (see Cover Page), that the Master Fund "places a lesser emphasis on, but still intends to target, capital appreciation from its investments." Please reconcile the two statements.

4. As both the Fund and the Master Fund are classified as non-diversified, please remove from the Registration Statement all references to the Fund's and/or the Master Fund's portfolios as being "diversified," as such language may potentially mislead investors.

5. With respect to the Fund's principal investment strategy, please explain in your response letter what investments are deemed to be "real estate-related investments." We may have additional comments.

6. Please explain in your response whether the CDO vehicles in which the Fund intends to invest would be deemed to be investment companies under the Investment Company Act but for the exceptions set forth in Section 3(c)(1) or 3(c)(7). Please inform the Staff whether the Fund intends to impose limits on the Fund's investment in CDO vehicles. We may have additional comments.

7. With respect to investments in CMBS and CDO vehicles, please explain if the Fund intends to focus on specific tranches in the capital structure of such investment vehicles. We may have additional comments.

8. It appears that the Master Fund intends to make unfunded commitments, for example, when it purchases PE Investments or invests in joint ventures. Please note that the Master Fund should reasonably believe that its assets will provide cover to allow it to satisfy all such unfunded commitments.

9. It is disclosed that the Advisor is a recently formed Jersey limited company that will be a registered investment adviser under the Advisers Act prior to commencement of the offering. Please see Item 9.2 of Form N-2 and provide all required disclosures (to the extent applicable). In your response, please inform Staff about the status of the Advisor's and the Co-Advisor's registrations.

10. Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement.

11. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

12. Different sections of the Registration Statement discuss how the Master Fund proposes to cover certain derivatives positions. In the sections discussing the Fund's investment strategy, please specifically describe the Fund's use of derivatives in a manner

customized to proposed Fund operations. Please describe the risks applicable to the derivative instruments expected to be used. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

13. Please confirm that the Fund and/or the Master Fund do not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

14. Please confirm that that Board of Directors of the Master Fund will sign the Registration Statement. Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Fund's Board of Trustees.

Cover Page

15. In the first bullet, please explain that the share repurchase program may be terminated at any time.

16. The fifth bullet explains that distributions may result from partial waiver of fees from the Advisors. Please confirm that such waivers are not subject to recoupment by the Advisors.

17. In the "Securities Offered" subsection, please explain under what conditions an investor may rescind a purchase order. Please clearly state that the Fund does not allow investors to rescind a purchase order, if applicable.

18. It is disclosed that NorthStar affiliates may purchase shares pursuant to the Distribution Support Agreement and that such purchases will be counted towards meeting the Minimum Offering Requirement. Please provide your analysis as to whether such purchases meet the requirements of Rules 10b-9 and 15c2-4 of the Securities Exchange Act of 1934. Please also explain whether or not the Distribution Support Agreement's purpose is to avoid return of capital for GAAP and/or tax purposes.

19. Please disclose that purchasers in the initial offering will experience immediate dilution. Include additional discussion in the appropriate section of the prospectus that discusses the dilutive effect of the offering on immediate purchasers and cross-reference to that section on the Cover Page.

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[1] *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

20. In the section titled "Master Fund," please explain whether there are any additional feeder funds that currently exist or that are intended to be launched prior to the commencement of operations of the Master Fund. If the Master Fund will have investors other than feeder funds, disclose what kind of investors they will be (*e.g.* retail investors, institutional investors, pension plans, etc.). Please include risk disclosures in the risk sections of the Registration Statement that discuss potential conflicts of interest that may arise between the Fund and other direct investors in the Master Fund. If the Fund has the ability to invest outside of the Master Fund, please disclose the circumstances under which the Fund may do so.

21. As the Fund and the Master Fund have two co-advisers, please explain for what portion or aspect of the Fund's investment strategies each co-adviser is responsible. Please clarify how investment decisions are made, i.e. discuss whether each co-adviser is responsible for a portion of the strategy, whether each can execute investment decisions independently or whether each investment decision has to be approved by both co-advisers.

22. The sub-section titled "The Advisors" contains lengthy disclosure regarding NorthStar's management of other investment companies and expertise developed in operating such companies, including claims that NorthStar and its affiliates have developed "significant expertise in operating publicly-registered companies." As the Advisors are newly created entities with no track record of managing publicly-registered investment companies, such disclosures are potentially misleading and not sufficiently relevant to be included in the Summary of Terms section. Similarly, any statements regarding the Advisors' sophistication, experience and successful execution of unrelated investment strategies should also be removed.

Page 4

23. With respect to the Master Fund's private REIT Subsidiary, please provide details regarding the vehicle's jurisdiction of organization and corporate form. Please confirm the following:

    a. that the Master Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the private REIT Subsidiary.

    b. that each investment adviser to the REIT Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the REIT Subsidiary and its investment adviser is a material contract that should be included as an

exhibit to the registration statement. If the same person is the adviser to both the fund and the REIT Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Master Fund's and the REIT Subsidiary's investment advisory agreements may combined.

c. that the REIT Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the REIT Subsidiary.

d. that the financial statements of the REIT Subsidiary will be consolidated with those of the Master Fund.

e. any management fee (including any performance fee) payable to the advisor of the REIT Subsidiary will be included in "Management Fees" and the expenses of the REIT Subsidiary will be included in "Other Expenses" in the Fund's prospectus fee table.

We may have additional comments.

Page 5

24. Under "Borrowings," the disclosure states that any special purposes vehicles that are wholly-owned by any subsidiary of the Master Fund, including the REIT Subsidiary, may utilize leverage, that such borrowings will be the sole obligation of each special purpose vehicle, without recourse to any other special purpose vehicle, the Master Fund or the Fund, and that the Master Fund will not treat such non-recourse borrowings as senior securities for purposes of complying with the Investment Company Act's limitations on leverage. In your response, please provide the legal analysis supporting the conclusion that such borrowings should not be consolidated for Section 18 purposes. Please explain if the operating expenses of the wholly-owned special purpose vehicles will be reflected in "Other Expenses" in the Fund's fee table.

Page 6

25. It is disclosed that the REIT Subsidiary will issue preferred shares that will represent a "small amount of leverage." Please explain to the Staff who will own such preferred shares, specifically if any affiliated persons will own the preferred. We may have additional comments.

26. In the "Management and Incentive Fees" subsection, it is disclosed that the Management Fee is calculated on the Fund's average gross assets, excluding cash and cash equivalents but including assets directly and indirectly using leverage. Please explain to the Staff if built-in leverage that is obtained through the use of derivatives, if any, will be treated for the purposes of calculating the management fee. We may have additional comments.

Page 10

27. In the "Organizational and Offering Expenses" subsection, the disclosure states that organization costs are expensed as incurred and that offering costs were offset against capital in excess of par value on the Fund's financial statements. Please confirm that this is an accurate statement since the Advisor paid the organization and offerings costs on behalf of the Fund and no organization or offering expenses will be run through the Fund until an offering is made.

28. The disclosures state that the offering costs are offset against capital in excess of par value on the Fund's financial statements. Discuss in the correspondence the method for accounting for Organizational and Offering ("O&O") costs on the books of the Fund. Include in the correspondence the literature that supports the accounting for O&O costs for a continuously offered closed-end fund. In addition, please note in the correspondence whether the Fund is limited in the accrual for O&O costs to 1% of the aggregate gross proceeds raised to date when preparing financial statements.

29. Please file as an exhibit the agreement between the Fund and Advisor that limits the Fund's organization and offering costs to 1% of gross proceeds raised. Please confirm the Fund will reimburse the Advisor for organization and offering costs equal to 1% of aggregate gross proceeds raised at the time any advisory fee is paid to the Advisor.

Page 18

30. In the "Risk Factors" subsection, it is disclosed that "if a Shareholder is able to sell their Shares, the Shareholders will likely receive less than their purchase price and then current NAV per Share." Please explain that Shareholders are subject to transfer restrictions and there is no guarantee that a Shareholder would be able to sell their shares.

Page 21

31. In the subsection detailing risks related to the Fund's investment in rated or unrated securities, please clarify that the Fund intends to invest in below investment grade securities and explain that such securities are often referred to as "junk."

32. The "Risk Factors" subsection discloses that the Master Fund may invest in original issue discount securities. Please explain if OID securities are intended to be principal investments of the Fund. If so, please include appropriate disclosures in the sections describing the principal investment strategy of the Fund. Please also include appropriate risk disclosures in the Risk Factors section of the Registration Statement.

Page 23

33. The "Risk Factors" subsection discusses the Master Fund's ability to make foreign investments, including investments in "undeveloped" markets and the EU. There is no discussion of foreign investments in the Fund's principal strategies section. Please

explain if foreign securities are intended to be principal investments of the Fund. If so, please include appropriate disclosures in the sections describing the principal investment strategy of the Fund.

34. Please include additional disclosure discussing risks related to investments in CMBS and CDOs. Please highlight the special risks associated with investing in such instruments; e.g. that such investments are highly levered, that they may be riskier and less transparent than direct investments in underlying loans, that they may be illiquid, that the Fund will have limited control over the investment vehicles, etc.

Summary of Fees and Expenses

Page 24

35. As the Master Fund's strategy contemplates investments in private equity interests and other vehicles that would be deemed to be investment companies under the Investment Company Act of 1940 (the "Investment Company Act") but for the exceptions set forth in Section 3(c)(1) or 3(c)(7), please include a separate line item in the fee table for Acquired Fund Fees and Expenses ("AFFE") if AFFE is expected to exceed 1 basis point. Please explain your assumptions about the underlying private equity funds' fees (management and incentive) in calculating AFFE.

Use of Proceeds

Page 30

36. The Cover Page states that it is expected that proceeds from the offering are going to be used to pay distributions. Please include a similar discussion of anticipated use of proceeds in this section as well.

Investment Objectives and Strategies

Page 33

37. The disclosure in "The Advisors' Strengths" subsection includes a conclusory statement that NorthStar has a "strong track record" and extensive experience as a CRE and alternative investment asset management firm. Please explain what provides the basis for the claim.

Page 35

38. Please briefly explain what the terms "property capitalization rates," "core" and "non-core" properties mean.

39. The disclosure states that the Master Fund's investments may potentially benefit in a rising interest rate environment. What is this claim based on? Is there any historical data regarding the performance of the types of investments in a rising interest rate environment? There is also a conclusory statement that LIBOR increases will outpace the Master Fund's own costs of borrowings. What is the basis for making the statement?

Page 42

40. The graph illustrating the growth of the secondary market for limited partnership interest in real estate private equity funds indicates that "2015 transaction volume [is] expected to reach $9.0 billion." In your response, please explain how the expected 2015 volume was derived and why the inclusion of the estimate should not be considered misleading.

Page 43

41. The table titled "Relative Value of CRE Investing" shows returns of US CMBS AAA and US Corporate AAA securities, while the paragraph above discusses Master Fund investments in "subordinate new issue bonds or "B-pieces." Please explain why the performance of triple-A rated tranches is relevant given the Master Fund's intended focus on below investment grade securities.

42. It is stated that the Master Fund has the opportunity to obtain "attractive long-term, non-mark-to-market and match-term leverage." Please explain the term "non-mark-to-market" leverage.

Page 46

43. The "Select Commercial Real Estate Equity Investments" subsection states that the Master Fund may invest in "a loan, security or other obligation for which the business of the related obligor is significantly related to real estate." Please provide examples of such investments. We may have additional comments.

Page 47

44. The "Private Equity Real Estate Investments" sub-section states that there is a "robust private secondary market available for sellers of private equity assets." What is the basis for this claim? You may wish to point specific platforms that the Master Fund intends to use to purchase private equity assets.

Page 49

45. The disclosure in the "Investment Process" subsection states that the Master Fund "will not generally complete any investment until the successful completion of due diligence."

Under what circumstances may the Master Fund complete an investment before completing due diligence?

Risk Factors

Page 55

46. The disclosure states that the Fund's and the Master Fund's organizational documents contain ownership restrictions that generally prohibit a person from directly or constructively owning more than 9.8% in value of the aggregate of the outstanding shares of the stock of the Master Fund, the Trust and the REIT Subsidiary. It is further disclosed that the restrictions will not apply unless and until the REIT Subsidiary's board of directors, the Board or the Master Fund's Board, as applicable, determine that such restrictions would not result in the Trust or the Master Fund violating the provisions of the Investment Company Act. In your response, please undertake to inform the Staff of any intention to make such provisions applicable, but prior to any determination to that effect by any of the REIT Subsidiary's board of directors, the Board or the Master Fund Board.

Page 67

47. It is disclosed that the Master Fund's CRE Investments may require it to advance future funds. In your response, please explain whether such future funding obligations are contractual obligations of the Fund, which in addition to any commitments to PE Investments and joint ventures, would result in unfunded commitments by the Fund. In your response, please undertake to include in the Fund's future filings a separate section that details the Fund's unfunded commitments.

Page 74

48. In the paragraph discussing risks associated with the Master Fund's investment in joint ventures, it is stated that a "joint venture partner may be in a position to take action contrary to the Master Fund's instructions or requests or contrary to the Master Fund's policies and objectives." To the extent that the Master Fund will not have the ability to veto investment decisions in a particular joint venture arrangement, the fund should reasonably believe that its assets will provide adequate cover to allow it to satisfy all such unfunded commitments. Please confirm.

Trust and Master Fund Expenses

Page 119

49. Certain categories of Fund expenses, for example fees related to software, research and market data, communication equipment, overhead costs, etc., appear to be covered under the proposed terms of the Master Fund Administration Agreement. Please confirm that there is no duplication of expenses to be allocated to the Fund and the Master Fund.

*   *   *   *   *   *

We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

*   *   *   *   *   *

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

Asen Parachkevov
Attorney Adviser